UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 2, 2016 (February 1, 2016)

RENTECH NITROGEN PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-35334	45-2714747
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

10877 Wilshire Boulevard, 10th Floor

Los Angeles, California 90024

(Address of principal executive office) (Zip Code)

(310) 571-9800

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

This Current Report on Form 8-K is being filed pursuant to a memorandum of understanding (“MOU”) regarding the proposed settlement of certain litigation relating to the merger agreement, dated August 9, 2015, among Rentech Nitrogen Partners, L.P. (“Rentech Nitrogen”) and CVR Partners, LP (“CVR Partners”). The merger agreement provides that, upon satisfaction of the terms and subject to the conditions set forth therein, (i) Lux Merger Sub 1 LLC, a wholly owned subsidiary of CVR Partners (“Merger Sub 1”), will merge with and into Rentech Nitrogen GP, LLC, the general partner of Rentech Nitrogen (“Rentech Nitrogen GP”), with Rentech Nitrogen GP continuing as the surviving entity as a wholly owned subsidiary of CVR Partners (the “Rentech Nitrogen GP merger”), and (ii) Lux Merger Sub 2 LLC, a wholly owned subsidiary of CVR Partners (“Merger Sub 2”), will merge with and into Rentech Nitrogen, with Rentech Nitrogen continuing as the surviving entity as a subsidiary of CVR Partners (the “Rentech Nitrogen merger” and together with the Rentech Nitrogen GP merger, the “mergers”).

As previously disclosed on page 103 of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) by Rentech Nitrogen on January 14, 2016 (the “definitive proxy statement”), on August 29, 2015, Mike Mustard, a purported unitholder of Rentech Nitrogen, filed a class action complaint on behalf of the public unitholders of Rentech Nitrogen (the “Mustard plaintiffs”) against Rentech Nitrogen, Rentech Nitrogen GP, Rentech Nitrogen Holdings, Inc., Rentech, Inc., CVR Partners, DSHC, LLC, Merger Sub 1 and Merger Sub 2, and the members of the board of directors of Rentech Nitrogen GP (the “Rentech Nitrogen Board) (collectively, the “Mustard defendants”), in the Court of Chancery of the State of Delaware (the “Mustard lawsuit”).

Additionally, as previously disclosed on page 103 of the definitive proxy statement, on October 6, 2015, Jesse Sloan, a purported unitholder of Rentech Nitrogen, filed a class action complaint on behalf of the public unitholders of Rentech Nitrogen (the “Sloan plaintiffs” and together with the Mustard plaintiffs, the “plaintiffs”) against Rentech Nitrogen, Rentech Nitrogen GP, CVR Partners, Merger Sub 1 and Merger Sub 2, and the members of the Rentech Nitrogen Board (the “Sloan defendants” and together with the Mustard defendants, the “defendants”), which is now pending in the United States District Court for the Central District of California (the “Sloan lawsuit” and together with the Mustard lawsuit, the “lawsuits”).

A description of the lawsuits is included under the heading “Proposal 1: The Mergers—Litigation Relating to the Mergers” on page 103 of the definitive proxy statement.

On February 1, 2016, plaintiffs and defendants entered into a MOU providing for the proposed settlement of the lawsuits. While the defendants believe that no supplemental disclosure is required under applicable laws, in order to avoid the burden and expense of further litigation, they have agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures related to the proposed mergers, all of which are set forth below. The MOU contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to Rentech Nitrogen’s unitholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the United States District Court for the Central District of California (the “Court”) will consider the fairness, reasonableness and adequacy of the proposed settlement. If the proposed settlement is finally approved by the Court, it will resolve and release all claims by unitholders of Rentech Nitrogen challenging any aspect of the proposed mergers, the merger agreement and any disclosure made in connection therewith, including in the definitive proxy statement, pursuant to terms that will be disclosed to such unitholders prior to final approval of the proposed settlement. In addition, in connection with the proposed settlement, the parties contemplate that plaintiffs’ counsel will file a petition in the Court for an award of attorneys’ fees and expenses to be paid by Rentech Nitrogen or its successor. The proposed settlement is also contingent upon, among other things, the mergers becoming effective under Delaware law. There can be no assurance that the Court will approve the proposed settlement contemplated by the MOU. In the event that the proposed settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations in the lawsuits.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

In connection with the proposed settlement of the lawsuits as set forth in this Current Report on Form 8-K, CVR Partners and Rentech Nitrogen agreed to make these supplemental disclosures to the definitive proxy statement. These disclosures should be read in connection with the definitive proxy statement and related documents incorporated by reference, which should be read in their entirety. To the extent that information herein differs from or updates information contained in the definitive proxy statement, the information contained herein supersedes the information contained in the definitive proxy statement. Defined terms used but not defined herein have the meanings set forth in the definitive proxy statement.

The following supplemental disclosure replaces in its entirety the fifth paragraph on page 70 of the definitive proxy statement concerning the Background of the Transactions:

On August 7, 2015, negotiations between the parties resumed. After further negotiations, the parties agreed that Rentech Nitrogen would be required to pay an expense reimbursement amount ($10 million) and, in the event that Rentech Nitrogen enters into a definitive agreement with respect to an alternative proposal or an alternative proposal is consummated within twelve months after such termination, the full termination fee ($31.2 million) in addition to the expense reimbursement amount. Rentech Nitrogen agreed to the expense reimbursement and termination fee requested by CVR Partners because the alternative structures proposed by CVR Partners were not acceptable to Rentech Nitrogen and CVR Partners was not willing to proceed with a transaction with a fiduciary out at any lesser amount, and Rentech Nitrogen had conducted an extensive, publicly-announced sale process which reduced the likelihood of an alternative proposal after entry into the Merger Agreement. The parties, with the assistance of Vinson & Elkins and Latham & Watkins, also negotiated the form of a separation agreement that would govern a spin-off of the Pasadena Facility, and provisions in the merger agreement relating to a qualified sale or spin-off of the Pasadena Facility.

The following supplemental disclosure replaces in its entirety the disclosure in the last paragraph on page 79 and the first and second paragraphs on page 80 of the definitive proxy statement concerning the Discounted Cash Flow Analysis used by Morgan Stanley in rendering its opinion to the Rentech Nitrogen Board:

Morgan Stanley calculated a range of implied valuations per common unit for Rentech Nitrogen and CVR Partners based on a discounted cash flow analysis, which is designed to provide an implied value of a common unit by calculating the present value of the estimated future cash flows and terminal value of a common unit. In preparing its analysis, Morgan Stanley assumed a valuation date for the Rentech Nitrogen merger of December 31, 2015 and relied upon the Management Projections, the Rentech Nitrogen Sensitivity Case and the CVR Partners Sensitivity Case, in each case for calendar years 2016 through 2019.

In arriving at the estimated equity values per Rentech Nitrogen common unit, Morgan Stanley calculated a terminal value as of year-end 2019 by applying a range of terminal EBITDA multiples ranging from 7.25x to 8.25x. The projected free cash flows (calculated as operating income, plus depreciation and amortization, less change in net working capital, capital expenditures and taxes) from calendar year 2016 through 2019 and the terminal value were then discounted to present values using a range of discount rates of 8.99% to 9.99%, which range of discount rates was calculated based on Rentech Nitrogen’s estimated weighted average cost of capital, taking into account Rentech Nitrogen’s cost of equity, estimated based upon the capital asset pricing model to be 11.2%, and cost of debt, estimated based on indicative new debt issue pricing for Rentech Nitrogen from Morgan Stanley’s high yield desk as of August 2015 to be 7.5%. This analysis indicated an implied per unit valuation range for Rentech Nitrogen of $12.50 to $15.02, assuming the Rentech Nitrogen Projections, and an implied per unit valuation range of $12.14 to $14.60, assuming the Rentech Nitrogen Sensitivity Case.

In arriving at the estimated equity values per CVR Partners common unit, Morgan Stanley calculated a terminal value as of year-end 2019 by applying a range of terminal EBITDA multiples ranging from 8.50x to 9.50x. For the purposes of this analysis, Morgan Stanley used Adjusted EBITDA (instead of EBITDA) as provided in the CVR Partners 8/4 Projections to provide for a more representative comparison between CVR Partners and Rentech Nitrogen given the differences in their respective calculations of Adjusted

EBITDA. The projected free cash flows from calendar year 2016 through 2019 and the terminal value were then discounted to present values using a range of discount rates of 9.13% to 10.13%, which range of discount rates was calculated based on CVR Partners’ estimated weighted average cost of capital, taking into account CVR Partners’ cost of equity, estimated based upon the capital asset pricing model to be 10.2%,, and cost of debt, estimated based on indicative new debt issue pricing for CVR Partners from Morgan Stanley’s high yield desk as of August 2015 to be 6.0%. This analysis indicated an implied per unit valuation range for CVR Partners of $11.44 to $12.87, assuming the CVR Partners 8/4 Projections, and an implied per unit valuation range of $11.00 to $12.38, assuming the CVR Partners Sensitivity Case.

The following supplemental disclosure replaces in its entirety the disclosure in the fourth and fifth paragraphs on page 80 of the definitive proxy statement concerning the Distribution Discount Analysis used by Morgan Stanley in rendering its opinion to the Rentech Nitrogen Board:

In arriving at the estimated equity values per Rentech Nitrogen common unit, Morgan Stanley calculated a terminal value as of year-end 2019 by applying a range of forward yields of 12.50% to 13.50% to Rentech Nitrogen management’s estimated average 2016 through 2019 distributions per Rentech Nitrogen common unit. The distributions and the terminal value were then discounted to present values using a range of discount rates from 10.71% to 11.71%, based on Morgan Stanley’s estimate of Rentech Nitrogen’s then current cost of equity, estimated based upon the capital asset pricing model to be 11.2%. This analysis indicated an implied per unit valuation range for Rentech Nitrogen of $13.97 to $15.07, assuming the Rentech Nitrogen Projections, and an implied per unit valuation range of $13.57 to $14.64, assuming the Rentech Nitrogen Sensitivity Case.

In arriving at the estimated equity values per CVR Partners common unit, Morgan Stanley calculated a terminal value as of year-end 2019 by applying a range of forward yields of 9.50% to 10.50% to CVR Partners management’s estimated average 2016 through 2019 distributions per CVR Partners common unit. The distributions and the terminal value were then discounted to present values using a range of discount rates from 9.72% to 10.72%, based on Morgan Stanley’s estimate of CVR Partners’ then current cost of equity, estimated based upon the capital asset pricing model to be 10.2%. This analysis indicated an implied per unit valuation range for CVR Partners of $11.77 to $12.97, assuming the CVR Partners 8/4 Projections, and an implied per unit valuation range of $11.32 to $12.48, assuming the CVR Partners Sensitivity Case.

The following supplemental disclosure and table replaces in its entirety the last paragraph on page 81 of the definitive proxy statement (which ends on page 82) concerning the Pro Forma Distributable Cash Per Unit Accretion/Dilution Analysis used by Morgan Stanley in rendering its opinion to the Rentech Nitrogen Board:

Morgan Stanley presented the accretion/dilution analysis below for illustrative purposes only, and it did not factor into the firm’s fairness opinion analysis. Using the Management Projections for 2016 through 2019, Morgan Stanley calculated the accretion/dilution of the estimated distributable cash to the existing unitholders of Rentech Nitrogen and CVR Partners, respectively, on a per unit basis. For each of the years ended December 31, 2016 through December 31, 2019, Morgan Stanley compared the distributable cash per unit (“DPU”) of the combined entity on a pro forma basis (after accounting for the 1.04x exchange ratio offered to Rentech Nitrogen unitholders and with and without reinvestment of the cash consideration by Rentech Nitrogen unitholders) to the distributable cash per unit of Rentech Nitrogen and CVR Partners, respectively, as stand-alone entities. As shown in the table below, the analysis indicated that the Rentech Nitrogen merger would be (i) without reinvestment of the cash consideration, accretive to Rentech Nitrogen’s distributable cash per unit in calendar year 2016 and dilutive in calendar years 2017 through 2019 and (ii) with reinvestment of the cash consideration at the spot rate of a 10-year U.S. Treasury security as of August 7, 2015, accretive to Rentech Nitrogen’s distributable cash per unit in calendar years 2016 and 2018 and dilutive in calendar years 2017 and 2019. In addition, the analysis indicated that the Rentech Nitrogen merger would be accretive to CVR Partners’ distributable cash per unit in each year for calendar years 2016 through 2019.

Year	Accretion / (Dilution) to Rentech Nitrogen DPU without reinvestment (%)	Accretion / (Dilution) to Rentech Nitrogen DPU with reinvestment (%)	Accretion / (Dilution) to CVR Partners DPU (%)
2016	4.9	9.2	1.9
2017	(23.7)	(21.0)	34.6
2018	(0.0)	4.3	7.5
2019	(23.2)	(20.8)	28.7

The following supplemental disclosure replaces in its entirety the first full paragraph on page 82 concerning the Relative Contribution Analysis used by Morgan Stanley in rendering its opinion to the Rentech Nitrogen Board:

Morgan Stanley compared Rentech Nitrogen and CVR Partners’ respective percentage ownership of the combined company, assuming an at-market transaction with no premium to reflect the relative contributions of each on a trading basis, to Rentech Nitrogen’s and CVR Partners’ respective percentage contribution to the combined company, excluding synergies, using EBITDA (or Adjusted EBITDA in the case of the CVR Partners 8/4 Projections to provide for a more representative comparison between CVR Partners and Rentech Nitrogen given the differences in their respective calculations of Adjusted EBITDA) and distributable cash flow based on the Management Projections and publicly available equity research analysts’ estimates. The following table presents the results of this analysis:

The following supplemental disclosure is a new paragraph that follows the table on page 82 concerning the Relative Contribution Analysis used by Morgan Stanley in rendering its opinion to the Rentech Nitrogen Board:

At the time Morgan Stanley rendered its fairness opinion to the Rentech Nitrogen Board, unitholders of Rentech Nitrogen were projected to own approximately 35.8% of the combined company under the terms of the Rentech Nitrogen merger.

The following supplemental disclosure replaces in its entirety the second and third paragraphs, the table and accompanying footnotes on page 91 of the definitive proxy statement concerning Unaudited Prospective Financial and Operating Information of Rentech Nitrogen:

Rentech Nitrogen has historically maintained an internal business plan that contains five years of projected financial and operating information. This plan is typically prepared annually, and the plan for the immediate fiscal year is updated periodically throughout the year as necessary for planning and budget purposes, and to reflect changes in circumstances, market conditions or expected production and sales. The longer-term business plan is generally updated only for third-party market pricing forecasts. In the course of due diligence, the management of Rentech Nitrogen updated this internal business plan (which excludes the operations of the Pasadena Facility) for the full fiscal years ending December 31, 2015, 2016, 2017, 2018 and 2019 based on actual results and market conditions.

The following table sets forth certain projected financial and operating information (and certain key assumptions) for Rentech Nitrogen (excluding the operations of the Pasadena Facility) for 2015 through 2019, which are the projections provided to the Rentech Nitrogen board of directors, CVR Partners and/or Morgan Stanley in connection with due diligence of the mergers. The data reflects certain UAN and ammonia pricing and production assumptions of Rentech Nitrogen management.

	2015	2016	2017	2018	2019
Daily production
UAN (short tons)	775	753	848	789	850
Ammonia (short tons)	921	911	1,058	984	1,060
Ammonia available for sale (tons)	561	477	571	531	572

EBITDA (1)(2) ($ in millions)	$109.6	$88.1 (2)	$111.2	$92.0	$123.6
Cash available for distribution ($ in millions)	$73.2	$50.3	$79.2	$53.8	$91.2
Cash available for distribution per unit	$1.88	$1.29	$2.03	$1.38	$2.34
Operating income ($ in millions)	$91.3	$70.3	$93.1	$73.5	$104.7
Depreciation ($ in millions)	$18.3	$17.8	$18.2	$18.5	$18.9
Change in net working capital ($ in millions)	$(11.3)	$(9.7)	$(1.4)	$1.7	$(0.7)
Capital expenditures ($ in millions)	$(30.3)	$(25.7)	$(10.0)	$(16.0)	$(10.0)
Taxes	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Turnaround expense ($ in millions)	—	$5.0	—	$6.0	—

Key assumptions
Price
UAN ($/short ton)	255	246	255	257	273
Ammonia ($/short ton)	542	516	513	512	553

(1)	EBITDA is defined as net income (loss) plus or less net interest expense, depreciation and amortization, income tax expenses or benefit, other income or expense and goodwill and asset impairments.
(2)	Adjusted EBITDA is expected to be $103.3 million in 2016. Adjusted EBITDA is defined as EBITDA as further adjusted for turnaround expenses and sales volume impact due to turnaround. In 2016, the turnaround adjustment is $15.2 million. $5.0 million of this adjustment constitutes turnaround expenses, and the remaining $10.2 million represents sales volume impact due to turnaround. Every two to three years, Rentech Nitrogen closes its facilities for planned maintenance, which is referred to as a “turnaround,” and suspends production during these turnaround periods. Sales volume impact due to turnaround represents the expected margins if production had occurred at normal rates during these planned downtime periods.
(3)	Rentech Nitrogen calculates cash available for distribution as EBITDA plus non-cash compensation expense and distribution of cash reserves, less the sum of maintenance capital expenditures not funded by financing proceeds, net interest expense and other debt service and cash reserved for working capital purposes. Distribution of cash reserves represents a discretionary distribution to unitholders from cash on the balance sheet. Rentech Nitrogen has distributed cash reserves in the past when the cash balance is high, and there is sufficient cash on the balance sheet to fund near-term working capital, although Rentech Nitrogen has also distributed cash reserves under other circumstances. Cash is put into reserves, rather than distributed to unitholders, when management determines that additional cash may be necessary in the near term to fund working capital or maintenance capital expenditures.

Additional Information and Where to Find It

In connection with the proposed mergers, CVR Partners has filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of Rentech Nitrogen that also constitutes a prospectus of CVR Partners.

The definitive proxy statement/prospectus was mailed to unitholders of Rentech Nitrogen on or about January 15, 2016. Unitholders are urged to read the definitive proxy statement/prospectus and other relevant documents filed with the SEC, because they contain important information about the proposed transaction.

Unitholders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, Rentech Nitrogen unitholders may obtain free copies of the documents filed with the SEC by contacting Julie Dawoodjee Cafarella, Vice President, Investor Relations and Communications at (310) 571-9800. CVR Partners unitholders may obtain free copies of the documents filed with the SEC by contacting CVR Partners’ Investor Relations at (281) 207-3200.

Rentech Nitrogen, CVR Partners and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Rentech Nitrogen is available in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 16, 2015. Information about CVR Partners’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 20, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the mergers. Unitholders should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Rentech Nitrogen or CVR Partners using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the mergers to CVR Partners and Rentech Nitrogen and their unitholders, the anticipated completion of the mergers or the timing thereof, the expected financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined entity, and plans and objectives of management for future operations, are forward-looking statements. When used in this document, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire or, if they do occur, what impact they will have on the results of operations and financial condition of CVR Partners, Rentech Nitrogen or the combined entity. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the mergers, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of CVR Partners or Rentech Nitrogen to control or predict. For a list of specific factors that could cause actual results to differ from those in the forward-looking statements, see the disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” on pages 52 through 54 in the definitive proxy statement/prospectus.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of CVR Partners and Rentech Nitrogen, based on information currently available, concerning future events affecting CVR Partners and Rentech Nitrogen. Although CVR Partners and Rentech Nitrogen believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to CVR Partners’ and Rentech Nitrogen’s operations and business environments, all of which are difficult to predict and many of which are beyond CVR Partners’ and Rentech Nitrogen’s control.

Any or all of the forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors, including the risks outlined under the caption “Risk Factors” contained in CVR Partners’ and Rentech Nitrogen’s Exchange Act reports incorporated into the definitive proxy statement/prospectus by reference, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on CVR Partners’ or Rentech Nitrogen’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, CVR Partners and Rentech Nitrogen caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, CVR Partners and Rentech Nitrogen undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENTECH NITROGEN PARTNERS, L.P., a Delaware limited Partnership

	By:	Rentech Nitrogen GP, LLC
	Its:	General Partner

Date: February 2, 2016	By:	/s/ Colin Morris
Colin Morris
Senior Vice President and General Counsel